FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  T      Form 40-F
                              -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes          No  T
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The announcement on the resolutions passed at 2005 annual general meeting of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on June 13, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                  --------------




                               Name:    Huang Long

                               Title:   Executive Director



Date:    June 15, 2006



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                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)

               RESOLUTIONS PASSED AT 2005 Annual GENERAL MEETING

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This announcement sets out the resolutions passed at the AGM convened on 13th
June 2006.
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The 2005 annual general meeting (the "AGM") of Huaneng Power International,
Inc. (the "Company") was held at 9:00 a.m. on Tuesday, 13th June 2006 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People's Republic of China. As entrusted by Mr. Li Xiaopeng (Chairman of the Company), Mr. Huang Yongda (Vice Chairman of the Company) presided over the AGM as the chairman. The shareholders of the Company and their proxies, directors and supervisors of the Company attended the AGM.

There were a total of 12,055,383,440 shares of the Company as at the record date ("Record Date", i.e. 14th May 2006) entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,600,524,555 shares of the Company, representing 79.64% of the total shares of the Company, were present at the AGM. Holders of 610,798,319 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 469,690,880 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the meeting, as their proxy to attend and vote on their behalf.

Hong Kong Registrars Limited, the share registrar for the Company, jointly with Haiwen & Partners, the Company's PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of a poll to approve the following resolutions:

                              Ordinary Resolutions

1. The working report of the Board of Directors of the Company for year 2005 was considered and approved.

      9,465,588,615 shares were voted in the affirmative and 2,059,440 shares were voted in the negative, representing approximately 98.59% and approximately 0.02%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

2. The working report of the Supervisory Committee of the Company for year 2005 was considered and approved.

      9,465,364,455 shares were voted in the affirmative and 2,283,600 shares were voted in the negative, representing approximately 98.59% and approximately 0.02%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

3. The audited financial statements of the Company for year 2005 was considered and approved.

      9,465,592,455 shares were voted in the affirmative and 2,055,600 shares were voted in the negative, representing approximately 98.59% and approximately 0.02%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

4. The profit distribution plan of the Company for year 2005 was considered and approved.

      9,597,301,555 shares were voted in the affirmative and 3,223,000 shares were voted in the negative, representing approximately 99.97% and approximately 0.03%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

5. The proposal regarding the appointment of the Company's auditors for year 2006 was considered and approved.

      9,598,493,635 shares were voted in the affirmative and 2,030,920 shares were voted in the negative, representing approximately 99.98% and approximately 0.02%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

6. The proposal regarding the cash deposit placed with China Huaneng Finance Corporation Limited was considered and approved.

      3,337,314,192 shares were voted in the affirmative and 141,423,696 shares were voted in the negative, representing approximately 95.93% and approximately 4.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

                               Special Resolution

7. The proposed amendments to the Articles of Association and its appendices were considered and approved.

      9,596,149,955 shares were voted in the affirmative and 3,126,600 shares were voted in the negative, representing approximately 99.95% and approximately 0.03%, respectively, of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights.

                                                          By Order of the Board
                                                               Li Xiaopeng
                                                                 Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                               Qian Zhongwei
(Executive Director)                      (Independent non-executive director)
Huang Yongda                              Xia Donglin
(Non-Executive Director)                  (Independent non-executive director)
Na Xizhi                                  Liu Jipeng
(Executive Director)                      (Independent non-executive director)
Huang Long                                Wu Yusheng
(Executive Director)                      (Independent non-executive director)
Wu Dawei                                  Yu Ning
(Non-executive Director)                  (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
13th June 2006